TEVA ANNOUNCES REINTRODUCTION OF GENERIC DEPO-PROVERA®
IN THE UNITED STATES

Jerusalem, September 25, 2017—Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced the reintroduction of the generic equivalent to Depo-Provera®1 Contraceptive Injection (medroxyprogesterone acetate injectable suspension, USP) 150 mg/mL, in the United States. Medroxyprogesterone acetate injectable suspension is a progestin indicated only for the prevention of pregnancy.

“This reintroduction brings an additional product to a market that was previously lacking in options,” said Dr. Hafrun Fridriksdottir, Executive Vice President, President of Global Generics R&D. “In addition to its importance to patients who will benefit from access to this medicine, this reintroduction holds significant importance to Teva and our generics R&D priorities.”

Teva has been committed to strengthening its generic injectable business globally, by making continued investment in newer, higher-value generic injectable products. With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in seven generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Medroxyprogesterone acetate injectable suspension, USP 150 mg/mL had annual sales of approximately $211 million in the United States, according to IMS data as of July 2017.

About Medroxyprogesterone Acetate Injectable Suspension, USP

Medroxyprogesterone acetate injectable suspension is indicated only for the prevention of pregnancy. The loss of bone mineral density (BMD) in women of all ages and the impact on peak bone mass in adolescents should be considered, along with the decrease in BMD that occurs during pregnancy and/or lactation, in the risk/benefit assessment for women who use medroxyprogesterone acetate injectable suspension long-term.

Important Safety Information
Women who use medroxyprogesterone acetate injectable suspension may lose significant bone mineral density. Bone loss is greater with increasing duration of use and may not be completely reversible. Medroxyprogesterone acetate injectable suspension should not be used as a long-term birth control method (i.e., longer than 2 years) unless other birth control methods are considered inadequate.

The use of medroxyprogesterone acetate injectable suspension is contraindicated in the following conditions: known or suspected pregnancy or as a diagnostic test for pregnancy; active thrombophlebitis, or current or past history of thromboembolic disorders, or cerebral vascular disease; known or suspected malignancy of breast; known hypersensitivity to medroxyprogesterone acetate injectable suspension or any of its other ingredients; significant liver disease; or undiagnosed vaginal bleeding.

Studies have shown an increased risk of breast cancer in women using medroxyprogesterone acetate injectable suspension. Serious thrombotic events; anaphylaxis and anaphylactoid reaction; injection site reactions; convulsions; weight gain; and decreased glucose tolerance have been reported with the use of medroxyprogesterone acetate injectable suspension.

In clinical trials the most common adverse reactions (incidence > 5%) were: menstrual irregularities (bleeding or spotting), abdominal pain/discomfort, dizziness, headache, nervousness, and decreased libido. Medroxyprogesterone acetate injectable suspension does not protect against HIV infection (AIDS) and other sexually transmitted diseases.

For more information, please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Depo-Provera®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s generic version of medroxyprogesterone acetate injectable;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; and
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to rely on these forward-looking statements. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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[1]	Depo-Provera® is a registered trademark of Pfizer, Inc.